# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allegiant Travel Company, CIK 0001362468
CUSIP: 01748X102
Title of class of securities: Common Stock $0.001 par value per share
Address of issuer's principal executive offices: 1201 N Town Center Drive, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001104659-06-082118
Filed by CIK 0000938673
Persons authorized to receive notices and communications: Robert B. Goldberg, Esq., 5555 Glenridge Connector, Suite 200, Atlanta, Georgia (GA), 30342, 6786137210

## Reporting persons
- Maurice J. Gallagher, Jr. (CIK 0000938673): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,348,348; sole dispositive power 2,348,348; aggregate amount beneficially owned 2,348,348 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.001 par value per share
Name of issuer: Allegiant Travel Company
Address of issuer's principal executive offices: 1201 N Town Center Drive, Las Vegas, Nevada (NV), 89144
Comment:
This Amendment No. 11 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2006 as amended by that certain Amendment No. 1 filed with the Commission on February 17, 2015, that certain Amendment No. 2 filed with the Commission on February 17, 2016, that certain Amendment No. 3 filed with the Commission on February 16, 2017, that certain Amendment No. 4 filed with the Commission on March 9, 2018, that certain Amendment No. 5 filed with the Commission on February 20, 2019, that certain Amendment No. 6 filed with the Commission on April 5, 2019, that certain Amendment No. 7 filed with the Commission on February 12, 2020, that certain Amendment No. 8 filed with the Commission on February 12, 2021, that certain Amendment No. 9 filed with the Commission on February 17, 2022 and that certain Amendment No. 10 filed with the Commission on February 16, 2023 relating to the Common Stock, $.001 par value per share, of Allegiant Travel Company, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1201 North Town Center Drive, Las Vegas, Nevada 89144.

Item 5 of the Schedule is hereby amended and supplemented by the following:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 31, 2024, Mr. Gallagher beneficially owns 2,348,348 shares of the Company's common stock, representing 12.76% of the outstanding common stock of the Company based on the 18,407,799 shares of common stock outstanding as of December 31, 2024. These shares include (x) 11,000 shares of common stock held by a trust under which Mr. Gallagher serves as Trustee and (y) 200,000 shares of common stock held by a limited liability company controlled by Mr. Gallagher as described in Item 6. The percentage of Mr. Gallagher's ownership of common stock of the Company has varied since the effective date of Amendment No. 10 to this Schedule 13D as Mr. Gallagher has (i) returned shares to the Company to meet tax withholding obligations upon vesting of restricted stock grants and (ii) sold shares of the Company's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Gallagher has the sole power to vote and sole power to dispose or to direct the disposition of all of the 2,348,348 shares reported as beneficially owned by him.
Transactions in the class effected during the past sixty days: In the past 60 days and after December 31, 2024, Mr. Gallagher has not acquired or disposed of any shares of the Company's common stock.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

## Signatures
- Maurice J. Gallagher, Jr.: Maurice J. Gallagher, Jr., Maurice J. Gallagher, Jr. (02/18/2025)